FORTIS


February 24, 1997



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE:  Fortis Benefits Insurance Company
     --Variable Annuity Fund D
     File No. 811-5439

Dear Sir/Madam:

In connection with the attached Rule 24f-2 filing for the above Registrant, making definite the number of shares sold by Registrant during the fiscal year in question, you are advised that I am familiar with the sales of the securities in question, and I have examined such records, documents and matters of law, and such other matters as I consider relevant for the purposes of this opinion; and that on the basis of the foregoing, I am of the opinion that the securities to which the Notice relates were legally issued, fully paid, and non-assessable.

Sincerely,

/s/ Douglas R. Lowe

Douglas R. Lowe
Vice President &
Associate General Counsel


Fortis Financial Group
P. O. Box 64284
St. Paul, MN 55164-0284
(612) 738-4000
(800) 800-2638